Sub-Item 77D:

Pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, the following funds changed their investment policies to invest, under normal conditions, at least 80% of their net assets plus the amount of borrowings for investment purposes in the types of securities suggested by their names: Equity Index Portfolio, Intermediate High Grade Portfolio and Salomon Brothers Variable International Equity Fund, each a series of Greenwich Street Series Fund.